UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Disposal of Treasury Shares

SK Telecom Co., Ltd (the “Company”) disposed a portion of the Company’s treasury shares by exchanging such shares for the shares of SK Broadband Co., Ltd (“SK Broadband”).

1.	Date of the decision on disposal of treasury shares (the “Initial Report”) : March 20, 2015 (Decision on Disposal of Treasury Shares)

2.	Date of disposal : June 9, 2015

3.	Details of Disposal

(1)	Number and type of shares : 1,692,824 common shares

(2)	Aggregate disposal price : KRW 483,189,525,616

(3)	Average disposal price per share : KRW 285,434 per share (exchange price per share)

4.	Status of treasury share holdings after disposal

Type of shares	Number of shares	Percentage of issued shares (%)

Common Shares	8,116,551	10.05

5.	Other matters relating to the results of disposal

The difference between the amount of treasury shares actually disposed (1,692,824 shares) and the disposal amount of treasury shares reported on the Initial Report (2,471,883 shares) is attributable to the additional acquisition of SK Broadband shares on June 1, 2015 (44,800,261 of SK Broadband’s shares, which when multiplied by the share exchange ratio of 1:0.0168936 equals 756,837 of the Company’s shares)(1:0.0168936) and the number of fractional shares that were exchanged for cash in the process of the share exchange (22,222 shares) on June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Yong Hwan Lee
(Signature)
Name:	Yong Hwan Lee
Title:	Senior Vice President

Date: July 6, 2015

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